100 University Avenue, 8th floor
Date: March 10, 2017	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TRILLIUM THERAPEUTICS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 13, 2017
Record Date for Voting (if applicable) :	April 13, 2017
Beneficial Ownership Determination Date :	April 13, 2017
Meeting Date :	May 26, 2017
Meeting Location (if available) :	Mississauga, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	89620X506	CA89620X5064

Sincerely,

Computershare
Agent for TRILLIUM THERAPEUTICS INC.